Ryan S. Sansom
+1 617 937 2335
rsansom@cooley.com

March 19, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Margaret Schwartz
Ms. Suzanne Hayes
Ms. Tracie Mariner
Mr. Terence O’Brien
Division of Corporation Finance
Office of Life Sciences

Re:	VectivBio Holding AG
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted February 5, 2021
CIK No. 0001836379
Ladies and Gentlemen:
On behalf of our client, VectivBio Holding AG (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 19, 2021 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is publicly filing a revised Registration Statement (the “Registration Statement”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on February 5, 2021.
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.
Amendment No. 1 to Draft Registration Statement on Form F-1, Submitted February 5, 2021 Summary Overview, page 1
1.We note your response to our prior comment number 1. Comparisons to other available treatments require head-to-head trials. While there may be similarities

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between these trials, the graphics on pages 5 and 95-96 are reflective of separate, head-to-head trials, and therefore are not appropriate comparisons. Please remove these graphics.

Response to Comment 1:
In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 95-96 of the Registration Statement to remove the graphics suggesting a direct comparison between the data generated from the trials for teduglutide and glepaglutide and the data generated from trials with apraglutide. In addition to the removal in response to the Staff’s comment, the Company respectfully advises the Staff that it has separately included context regarding the drug development path for these types of short bowel syndrome, or SBS, therapies, including the importance and methodology of metabolic balance studies, a separate description and data set describing the development of teduglutide on pages 97-98, and the same with respect to glepaglutide on page 99. The Company believes that the inclusion of this additional context regarding the historical development programs with respect to SBS therapies, including the use of common methodologies over multiple such therapies and the current status of the same, is material to investors’ understanding of the validity of the methodology used by the Company with respect to the development of apraglutide and the Company’s plans regarding its future development, as well as investors’ ability to evaluate how patients suffering from SBS may view the benefits of such therapies.

Risk Factors
If we fail to comply with our obligations in current or future agreements..., page 38
2.We note your response to our prior comment number 7. Please revise your discussion to explain more specifically the impact on your business if you were to lose license rights under the Ferring agreement.
Response to Comment 2:
In response to the Staff’s comment, the Company has revised the disclosure on page 38 of the Registration Statement to discuss the risks of losing license rights under the Ferring agreement, including the possibility of losing intellectual property rights, liability to the licensor, renegotiation on less favorable terms, inability to obtain any additional license, additional time and resources required for development and inability to develop and commercialize the product candidate in a feasible manner.
Business
Our Competitive Differentiation, page 94
3.We note your response to our prior comment number 12. Please revise your Business disclosure to explain the disclosed p-values, how p-values are used to measure statistical significance and how statistical significance relates to FDA standards of efficacy.
Cooley LLP 500 Boylston Street Boston, MA 02116-3736
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Response to Comment 3:
In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Registration Statement.
Description of Share Capital and Articles of Association, page 146
4.We note your response to our prior comment number 17. Please clarify the distinction between your shareholders’ rights agreement and investors’ rights agreement and file the investors’ rights agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.
Response to Comment 4:
In response to the Staff’s comment, the Company has revised the disclosure on page 161-162 to clarify that the registration rights that holders will have under the shareholders’ rights agreement will survive. The Company respectfully advises the Staff that the Company is not a party to an investors rights agreement, and such stray references have been deleted altogether in the Registration Statement.
In addition, set forth below are the Company’s responses to previously unaddressed comments of the Staff of the Commission contained in its letter dated January 20, 2021, relating to the Draft Registration Statement on Form F-1 submitted by the Company on December 23, 2020. The numbering of the paragraphs below corresponds to the numbering of the above-referenced comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.
Use of Proceeds, page 65
10.Please revise to disclose an estimate of how far in your development and commercialization of your apraglutide program, including the various indications, and the development of additional products the proceeds from this offering will allow you to reach with respect to each, including specific phases of clinical trials.
Response to Comment 10:
In response to the Staff’s comment, the Company has revised the disclosure on page 68-69 to include an estimation of how far in development the Company believes the proceeds from this offering will allow it to reach.
Executive Compensation, page 132
16.On page 132 you state that you made share-based payments to board members and executive officers during the year ended December 31, 2020. To the extent such share-based payments include options, please provide the title and amount of securities covered by the options, the exercise price, the purchase price (if
Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

any), and the expiration date of the options pursuant to Item 6.B(1)(b) of Form 20-F, as required by Item 4(a) of Form F-1.
Response to Comment 16:
In response to the Staff’s comment, the Company has revised the disclosure on page 143 to include such information.
Financial Statements
Note 29- Events after the reporting period
2020 Equity Incentive Plan and RSPA, page F-39
18.Please expand your disclosure to quantify the number of each type of equity award issued in fiscal 2020 and the corresponding grant date fair value per share. Additionally, please disclose the amount of compensation expense that will be generated by the 2020 equity issuances.
Response to Comment 18:
In response to the Staff’s comment, the Company has revised the disclosure on page F-20 - F-21, F-24 - F-27 to include such information.
Exhibits
19.Please file the GlyPharma Share Purchase Agreement pursuant to Item 601(b)(10) of Regulation S-K or advise.
Response to Comment 19:
The Company respectfully acknowledges the Staff’s comment and has filed the GlyPharma Share Purchase Agreement pursuant to Item 601(b)(10).

* * * *
Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com

Please direct any questions or comments concerning the Registration Statement or this response letter to either the undersigned at +1 617 937 2335 or Brandon Fenn at +1 212 479 6626.

Very truly yours,

/s/ Ryan Sansom

Ryan Sansom

cc:	Luca Santarelli, VectivBio Holding AG

Brandon Fenn, Cooley LLP
Pascale Lesperance, Cooley LLP
Andreas Muller, Homburger AG
Nathan Ajiashvili, Latham & Watkins LLP
Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: (617) 937-2300 f: (617) 937-2400 cooley.com